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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road, Suite 500
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Ayers-Rigsby 301-296-5318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature
Catherine Ayers-Rigsby
FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rydex Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)
SEC File #8-49200
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2008

Contents

0902-1032685

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rydex Distributors, Inc.

We have audited the accompanying statement of financial condition of Rydex Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 25, 2009

0902-1032685

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2008
(In Thousands, Except Per Share Data)

Assets	
Cash and cash equivalents	$ 13,648
Investment securities, including investments in affiliated mutual funds, at fair value	164
Fees and expenses receivable from Rydex Funds	1,810
Due from affiliated companies	1,905
Other receivables	210
Prepaid fees	1,066
Property and equipment, net of accumulated depreciation of $9	50
Deposit with clearing broker	100
Other assets	164
Total assets	$ 19,117
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 158
Accrued compensation	1,771
Accrued expenses	87
Income taxes payable	330
Accrued commissions and distribution costs	3,931
Due to affiliated companies	2,161
Total liabilities	8,438
Stockholder's equity:	
Voting common stock, no par value; 1,000 shares authorized, issued, and outstanding	8,407
Nonvoting common stock, par value $.0001; 100,000 shares authorized, issued, and outstanding	–
Retained earnings	2,272
Total stockholder's equity	10,679
Total liabilities and stockholder's equity	$ 19,117

See accompanying notes.

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Notes to Statement of Financial Condition

December 31, 2008
(In Thousands)

1. Ownership and Nature of Business

Rydex Distributors, Inc. (the Company), is a wholly owned subsidiary of Rydex Holdings, LLC (RHLLC), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). Effective January 18, 2008, Rydex Holdings Inc. (the former parent) was merged into Avon Holdings, LLC which was renamed Rydex Holdings, LLC upon completion of the merger. RHLLC was formerly 60.5% owned by Security Benefit Life Insurance Company (SBL) and 39.5% owned by SBC; effective December 30, 2008, SBL, a wholly owned subsidiary of SBC sold its entire interest in RHLLC to SBC.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has offices in Rockville, Maryland, and Schaumburg, Illinois. The Company serves as distributor for the Rydex Series Funds, Rydex Dynamic Funds, and Rydex Variable Trust (the Rydex Funds), as well as the Rydex ETF Trust and the Rydex Currency Trust.

Additionally, the Company acts as an introducing broker/dealer. Customer accounts are carried by a clearing broker/dealer on a fully disclosed basis. The Company earns transaction and asset based fees based on customer activities and pays the clearing broker/dealer fees for processing customer activity and maintaining the accounts.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

0902-1032685

(In Thousands)

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company receives a mutual fund service fee from Rydex Variable Trust for providing shareholder services and, in turn, compensates service providers who have entered into agreements with the Company to provide such services. Rydex Fund Services, Inc. (RFS), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties that are in excess of the amount received by the Company. These revenues and expenses are recorded as the services are provided.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of these funds. A portion of these fees is paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds. These revenues are recorded monthly based on monthly average daily net assets.

The Company receives mutual fund promotion fees from PADCO Advisors, Inc. (PADCO) for services in connection with the promotion of PADCO, PADCO Advisors II, Inc. (PADCO II), and the Rydex Funds. Those services include maintaining a national service operation that promotes the Rydex Funds to the registered investment advisors and broker/dealers that recommend and sell the Rydex Funds. These fees are calculated based on a cost plus fee basis and are recorded as services are provided.

Redemption fees are recorded as earned based on the early redemption of the shares of certain affiliated investment companies.

Dealer commission income is accrued monthly, based on the transactions processed through the Company's clearing broker/dealer.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, money market funds, and other investments with maturities of less than 90 days.

(In Thousands)

2. Significant Accounting Policies (continued)

Investment Securities

The Company's investment securities are stated at fair value based on published market prices. The specific-identification method is used to determine cost in computing realized gains and losses.

Property and Equipment

Property and equipment consisting of data processing hardware is recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three years.

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors for distribution services. A portion of these distribution service fees is paid in advance. The prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

Deposit With Clearing Broker

National Financial Services Corporation (NFSC) requires $100 on deposit in an escrow account to engage its services. NFSC is a broker and dealer registered with the Securities and Exchange Commission (the SEC) and engages in the business of executing and clearing transactions and carrying the accounts of brokers and dealers and their customers.

(In Thousands)

2. Significant Accounting Policies (continued)

Income Taxes

The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company files federal and state income tax returns on a separate company basis. The Company has no examinations in progress.

With the year-end change in ownership of RHLLC, in the future, the Company will be included in the life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes will be allocated to the Company as if it filed a separate income tax return. However, the Company will be considered an "ineligible member" of the consolidated group, which generally means losses cannot be used to offset life income until the Company becomes an eligible member, generally after five years.

Uncertain tax positions are recognized to the extent they satisfy the criteria under Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 was effective for the Company's fiscal year beginning January 1, 2008. Adoption of SFAS No. 157 did not have a material impact on the Company's statement of financial condition.

(In Thousands)

2. Significant Accounting Policies (continued)

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the statement of financial condition. This statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The Company plans to adopt SFAS No. 162 on issuance but does not believe that it will have a material impact on the statement of financial condition.

3. Property and Equipment

Property and equipment recorded at cost, at December 31, 2008, are summarized as follows:

Data processing equipment	$	59
Less accumulated depreciation		9
	$	50

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland and Illinois.

Future minimum payments under these noncancelable leases are as follows for years ending December 31:

2009	$	154
2010		160
2011		54
Total minimum rental payments	$	368

(In Thousands)

5. Income Taxes

As of December 31, 2008, the Company recognized net deferred income tax assets in the amount of $108, which are included in other assets on the statement of financial condition. These assets represent the temporary differences arising from the different methods of accounting for accrued vacation pay, unrealized securities losses, and depreciation expense used by the Company for tax and statement of financial condition presentation.

The gross carrying amounts for deferred income tax assets and liabilities as of December 31, 2008, are as follows:

Deferred income tax asset	$ 117
Deferred income tax liability	(9)
Net deferred income tax asset	$ 108

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of 2008, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

6. Retirement Plan

The Company has a qualified 401(k) plan that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

7. Fair Values

Assets measured at fair value on a recurring basis consist of investments in affiliated mutual funds in the amount of $164. Fair value for these securities was determined based on reference to quoted market prices.

(In Thousands)

8. Related-Party Transactions

RHLLC owns 100% of PADCO, which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds that are part of a mutual fund complex registered with the SEC under the Investment Company Act of 1940; 100% of RFS, which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100% of PADCO II, which provides management advisory services to the Rydex Variable Trust and the Rydex ETF Trust. Rydex Specialized Products, LLC, a wholly owned subsidiary of PADCO II, serves as sponsor of the Rydex Currency Trust.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third parties for providing such services. The Company is reimbursed by RFS for the portion of the fees that it pays to third parties that is in excess of the fees received from Rydex Variable Trust.

At December 31, 2008, the Company invested $7,863 in a money market mutual fund and $164 in other mutual fund investments sponsored by PADCO.

A summary of amounts due from and payable to affiliated companies at December 31, 2008, is as follows:

Due from affiliated companies:	
PADCO	$ 1,598
PADCO II	307
	$ 1,905
Due to affiliated companies:	
RFS	$ 446
SBL	1,426
SDI	7
RHLLC	84
FSBL	198
	$ 2,161

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

(In Thousands)

9. Contingencies

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company has been named as a co-defendant in a proposed class action lawsuit filed in federal court in the District of Maryland, Baltimore Division, entitled *Marini, et al. v. Janus Investment Fund, et al.* The plaintiffs, who bought, sold, or otherwise held shares in one or more Janus mutual funds during the relevant period between November 2001 and September 2003, have brought claims under Section 10(b) of the Securities Exchange Act of 1934 and alleged that the Company and others engaged in a series of practices known as "market timing" and "late trading" at the expense of other investors in certain Janus mutual funds. The plaintiffs seek damages in the amount of $22,000. The plaintiffs and the Company agreed in principle to settle the claims plaintiffs asserted against the Company for $90. This amount has been accrued in the statement of financial condition at December 31, 2008. The action has been stayed as to the Company while the parties negotiate the necessary settlement documents.

Other Legal and Regulatory Matters – In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to the statement of financial condition.

(In Thousands)

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital of the greater of $250 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $5,428, which was $4,865 in excess of its required net capital of $563. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(2)(ii) thereof. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1 at December 31, 2008.

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